UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On July 14, 2006, the Company issued a press release announcing its fourth quarter and fiscal year 2006 financial results. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT GANGE
Robert Gange Chief Executive Officer

Date: July 14, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated July 14, 2006, announcing its fourth quarter and fiscal 2006 financial results.

4

Exhibit 99.1

ASAT Holdings Limited Reports Fourth Quarter And

Fiscal Year 2006 Financial Results

HONG KONG and MILPITAS, Calif., – July 14, 2006 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the fourth quarter and fiscal year 2006, ended April 30, 2006.

Net revenue in the fourth quarter of fiscal 2006 was $49.3 million, an increase of 2 percent compared with net revenue of $48.2 million in the third quarter of fiscal 2006.

Net loss in the fourth quarter of fiscal 2006 was $17.1 million, or a loss of $0.13 per American Depository Share (ADS). Fourth quarter net loss includes one-time related charges of $3.9 million for the write-off of property, plant and equipment, $2.7 million in reorganization charges, and $1.0 million in relocation and facilities expenses associated with the Company’s move of its manufacturing operations to Dongguan, China.

Fourth quarter net loss compares with a third quarter net loss of $5.9 million, or a loss of $0.05 per ADS. Third quarter net loss included a $2.3 million reversal to other income for the previously accrued write-off of ASAT S.A., ASAT’s business in France that was closed as part of ASAT’s global restructuring in November 2001.

“We have successfully closed our assembly and test operations in Hong Kong and are completing our move to Dongguan, China,” said Robert J. Gange, president and CEO of ASAT Holdings Limited. “The move was completed ahead of schedule with minimal disruption to our overall business. Now that our manufacturing is in the new low-cost facility, we expect the cost savings by operating in Dongguan will be reflected in the October quarter results.”

Additional Fourth Quarter Results

•	Net revenue for assembly was $46.0 million

•	Net revenue for test was $3.3 million

•	Capital expenditures were $3.8 million

•	Cash and cash equivalents at the end of the fourth quarter were $11.9 million

Fiscal 2006 Financial Results

Net revenue for fiscal 2006 was $182.1 million, compared with net revenue of $194.4 million in fiscal 2005. Net loss for fiscal 2006 was $42.4 million, or a loss of $0.32 per ADS. This compares with a net loss of $60.4 million, or a loss of $0.45 per ADS in fiscal 2005.

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2006 Financial Results

Financing Commitment

The Company is in the process of obtaining external financing to facilitate its required working capital needs. While ASAT believes receipt of the financing is likely, there can be no assurance that it will be obtained and if such financing is not obtained for any reason, unless alternate financing is obtained, there may be questions regarding the Company’s ability to continue as a going concern.

First Quarter Fiscal 2007 Outlook and Guidance

“The July quarter will mark the end of our move to China,” said Mr. Gange. “During the last stage of the move some of our equipment was not available for production. Since we were not able to maximize our full revenue generating potential our July quarter revenue results will be in line with the April quarter.”

For the first quarter of fiscal 2007, ending July 31, 2006, the Company expects revenue to be approximately flat with the April quarter.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call today to discuss the financial results and other financial matters in its fourth quarter of fiscal 2006 today at 8:30 a.m. ET/5:30 a.m. PT. To access the call, dial (973) 582-2794. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until July 21, 2006. To access the replay, dial (973) 341-3080. The passcode is 7587939.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With more than 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2006 Financial Results

materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing or the financing as described may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s Annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert Gange

President and CEO

ASAT Holdings Limited

ir@asat.com

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

ASAT Holdings Limited Reports Fourth Quarter and Fiscal Year 2006 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	April 30, 2006 % of Net Revenues	January 31, 2006 % of Net Revenues
	(Unaudited)
Communications	54	55
Automotive/Industrial & Other	22	24
Consumer	11	8
PC/Computing	13	13

Revenue Breakdown by Region

	Three Months Ended
Region	April 30, 2006 % of Net Revenues	January 31, 2006 % of Net Revenues
	(Unaudited)
United States	77	76
Europe	12	14
Asia	11	10

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	April 30, 2006 % of Net Revenues	January 31, 2006 % of Net Revenues
	(Unaudited)
Fabless	65	61
IDM	35	39

Summary financial data follows

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended April 30, 2006, January 31, 2006 and April 30, 2005 and year ended April 30, 2006 and 2005

	Three Months Ended			Year Ended
	April 30, 2006 (Unaudited)	January 31, 2006 (Unaudited)	April 30, 2005 (Unaudited)	April 30, 2006 (Unaudited)	April 30, 2005 (Unaudited)
Net Sales	49,325	48,243	44,035	182,115	194,411

Cost of sales (Note A)	45,578	43,622	42,876	168,859	182,319

Gross profit	3,747	4,621	1,159	13,256	12,092

Operating expenses:
Selling, general and administrative	8,578	7,286	7,709	29,448	27,455
Research and development	848	919	1,033	4,059	4,481
Reorganization charge (Note B)	2,715	656	215	4,690	928
Litigation settlement (Note C)	—	—	4,603	—	4,603
Facilities and relocation charges	1,054	—	—	1,054	—
Impairment of property, plant and equipment (Note D)	3,890	—	19,944	3,890	19,944

Total operating expenses	17,085	8,861	33,504	43,141	57,411

Loss from operations	(13,338)	(4,240)	(32,345)	(29,885)	(45,319)
Other income, net (Note E)	436	2,423	207	3,438	688
Interest expense:
- amortization of deferred charges	(914)	(529)	(250)	(1,947)	(958)
- third parties	(3,949)	(3,540)	(3,592)	(14,686)	(14,088)

Loss before income taxes	(17,765)	(5,886)	(35,980)	(43,080)	(59,677)
Income tax benefit (expense)	640	19	(743)	649	(748)

Net Loss	(17,125)	(5,867)	(36,723)	(42,431)	(60,425)

Net loss applicable to common stockholders:
Net Loss	(17,125)	(5,867)	(36,723)	(42,431)	(60,425)
Preferred shares:
Cumulative preferred share dividends	(489)	(487)	—	(976)	—
Accretion of preferred shares	(258)	(242)	—	(500)	—

Net loss applicable to common stockholders	(17,872)	(6,596)	(36,723)	(43,907)	(60,425)

Basic and diluted loss per ADS:
Basic and diluted:
Net loss	$(0.13)	$(0.05)	$(0.27)	$(0.32)	$(0.45)

Basic and diluted weighted average number of ADS outstanding	136,215,598	135,799,792	135,665,379	135,871,564	135,590,676

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	$(0.03)	$(0.01)	$(0.05)	$(0.06)	$(0.09)

Basic and diluted weighted average number of ordinary shares outstanding	681,077,990	678,998,960	678,326,895	679,357,820	677,953,380

Note A:	Includes $1,295, $112 and $748 inventory write-down in the three months ended April 30, 2006, January 31, 2006 and April 30, 2005, respectively. Includes $1,802 and $2,416 inventory write-down in the fiscal years ended April 30, 2006 and 2005, respectively.
Note B:	Includes charges of $2,715, $656 and $215 associated with headcount reductions, primarily in the Company’s Hong Kong operations, in the three months ended April 30, 2006, January 31, 2006 and April 30, 2005, respectively. Includes charges of $4,690 and $928 associated with headcount reductions, primarily in the Company’s Hong Kong operations, in the fiscal years ended April 30, 2006 and 2005, respectively.
Note C:	Represents a settlement amount of $4,603 consisting of cash, warrants and rebates on future business associated with a settlement agreement that was executed with Freescale Semiconductor, Inc. in July 2005.
Note D:	Represents charge of $3,890 for the write-off of certain property, plant and equipment in the three months ended and fiscal year ended April 30, 2006. Represents charge of $19,944 for the write-off and impairment related to certain property, plant and equipment in the three months ended and fiscal year ended April 30, 2005.
Note E:	For the three months ended January 31, 2006 and fiscal year ended April 30, 2006, other income included a $2,323 reversal for the previously accrued write-off of ASAT S.A., ASAT’s business in France that was closed as part of ASAT’s global restructuring in November 2001. The three-year statute of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of closure of ASAT S.A., expired during the third quarter of fiscal 2006.

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of April 30, 2006, January 31, 2006 and April 30, 2005

	April 30, 2006	January 31, 2006	April 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	11,915	18,998	32,717
Accounts receivable, net	29,607	22,869	17,680
Inventories	23,319	22,433	18,139
Prepaid expenses and other current assets	8,084	8,433	7,155

Total current assets	72,925	72,733	75,691

Restricted cash	3,320	—	—
Property, plant and equipment, net	93,831	101,459	93,812
Deferred charges, net	7,115	7,623	6,297
Other non-current assets	4,270	2,214	2,946

Total assets	181,461	184,029	178,746

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank loan	—	—	4,227
Accounts payable	44,075	38,835	26,415
Accrued liabilities	23,698	12,587	18,766
Current portion of capital lease obligations	2,051	2,180	1,737

Total current liabilities	69,824	53,602	51,145

Accounts payable, net of current portion	1,830	3,663	—
Purchase money loan	6,382	5,985	—
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	2,539	2,810	4,057

Total liabilities	230,575	216,060	205,202

Series A Redeemable Convertible Preferred Shares	4,143	3,885	—

Shareholders’ deficit:

Common stock	6,899	6,862	6,855
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	246,353	246,681	231,108
Deferred stock-based compensation	(63)	(121)	(393)
Accumulated other comprehensive loss	(223)	(240)	(234)
Accumulated deficit	(306,152)	(289,027)	(263,721)

Total shareholders’ deficit	(53,257)	(35,916)	(26,456)

Total liabilities and shareholders’ deficit	181,461	184,029	178,746

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended April 30, 2006, January 31, 2006 and April 30, 2005 and

for the year ended April 30, 2006 and 2005

	Three Months Ended			Year Ended
	April 30, 2006 (Unaudited)	January 31, 2006 (Unaudited)	April 30, 2005 (Unaudited)	April 30, 2006 (Unaudited)	April 30, 2005 (Unaudited)
Operating activities:
Net loss	(17,125)	(5,867)	(36,723)	(42,431)	(60,425)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	6,543	6,839	8,415	26,886	31,682
Deferred charges and others	914	529	250	1,947	958
(Gain) Loss on disposal of property, plant and equipment	(13)	—	—	(14)	136
(Reversal) Amortization of stock-based compensation	(23)	(79)	(55)	(186)	133
Non-cash impairment of property, plant and equipment	3,890	—	19,944	3,890	19,944

Changes in operating assets and liabilities:
Accounts receivable, net	(6,738)	(842)	2,572	(11,927)	8,744
Inventories	(842)	(3,847)	(208)	(5,301)	3,408
Prepaid expenses and other current assets	349	2,033	(229)	(929)	(1,457)
Restricted cash	(3,320)	—	—	(3,320)	—
Other non-current assets	(2,056)	(1,540)	14	(1,324)	(2,946)
Accounts payable	4,281	4,561	(2,376)	19,735	(5,017)
Accrued liabilities	11,111	(5,426)	10,717	5,914	6,726

Net cash (used in) provided by operating activities	(3,029)	(3,639)	2,321	(7,060)	1,886

Investing activities:
Proceeds from disposal of property, plant and equipment	114	—	—	116	13
Acquisition of property, plant and equipment	(3,823)	(9,656)	(13,634)	(23,520)	(40,740)

Net cash used in investing activities	(3,709)	(9,656)	(13,634)	(23,404)	(40,727)

Financing activities:
Increase in short-term bank loan	—	—	4,831	—	4,831
Repayment of short-term bank loan	—	—	(604)	(4,227)	(604)
Proceeds from purchase money loan	—	9,150	—	9,150	—
Proceeds from stock options exercised	48	15	15	109	233
Proceeds from sale-leaseback transactions	—	—	—	—	6,540
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	—	7,500	—
Payment of debt issuance costs	—	—	(68)	—	(617)
Payment of financing costs	(10)	(106)	(510)	(1,677)	(510)
Repayment of capital lease obligations	(400)	(391)	(406)	(1,204)	(746)

Net cash (used in) provided by financing activities	(362)	8,668	3,258	9,651	9,127

Net decrease in cash and cash equivalents	(7,100)	(4,627)	(8,055)	(20,813)	(29,714)
Cash and cash equivalents at beginning of period	18,998	23,611	40,810	32,717	62,610
Effects of foreign exchange rates change	17	14	(38)	11	(179)

Cash and cash equivalents at end of period	11,915	18,998	32,717	11,915	32,717

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	93	7,018	126	14,239	14,248
Income taxes	—	15	—	639	5
Purchase of property, plant and equipment by increasing capital lease obligations	—	—	—	—	6,540
Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	—	—	7,500	—